SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                        FIRST AMENDMENT TO
                          SCHEDULE 13E-4
                  Issuer Tender Offer Statement
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of
1934)

                   RICHARDSON ELECTRONICS, LTD.
                         (Name of Issuer)

                   RICHARDSON ELECTRONICS, LTD.
               (Name of Person(s) Filing Statement)

 7-1/4% Convertible Subordinated Debentures Due December 15, 2006
                  (Title of Class of Securities)

                            763165AB3
              (CUSIP Number of Class of Securities)

                         William G. Seils
                   Richardson Electronics, Ltd.
                      40W267 Keslinger Road
                         LaFox, IL 60147
                          (630) 208-2370
                          with copies to
          Scott Hodes                        Jay R. Schifferli
   Ross & Hardies                          Kelley Drye & Warren LLP
 150 N. Michigan Avenue                         Two Stamford Plaza
 Chicago, IL 60601-7567                            281 Tresser Blvd.
   (312) 750-2750                           Stamford, CT 06901-3229
                                                  (203) 351-8023
   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and
   Communications on Behalf of the Person(s) Filing Statement)

                        December 18, 1996
  (Date Tender Offer First Published, Sent or Given to Security
Holders)

                    Calculation of Filing Fee
Transaction Valuation:  *$34,800,000                   Amount of
Filing Fee:   $6,960

_______________
*For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the market value of the 7-1/4% Convertible Subordinated Debentures due December 15, 2006 proposed to be acquired was established by multiplying 87%, the average of the high and low prices of such Debentures as reported on December 16, 1996 expressed as a percentage of principal amount, by $40,000,000, the maximum principal amount proposed to be accepted for exchange.

[x ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,900                    Filing Party: Richardson
Electronics, Ltd.
Form or Registration No.: 13E-4                   Date Filed: December 18, 1996

Item 8.  Additional Information.

     (a) The Exchange Offer is being amended to extend the Expiration Date (as defined in the Offering Circular) of the offer until 5:00 P.M. Chicago Time on February 14, 1997 to obtain an order declaring the New Indenture (as defined in the Offering Circular) qualified under the Trust Indenture Act of 1939 as amended, application for which such qualification on Form T-3 is being concurrently filed. Obtaining such an order is one of the Conditions of the Exchange Offer as set forth in the Offering Circular.

                            Signature

     After due inquiry and to the best of my knowledge and belief
I certify that the information set forth in this statement is true, complete and correct.

January 31, 1997
     Date                      /s/ Edward J. Richardson

                                   Signature

                                  Edward J. Richardson, Chairman,
                                  and Chief Executive Officer
                                   (Name and Title)